Exhibit 21.1
FORESTAR GROUP INC.
SUBSIDIARIES

Legal Entity	Jurisdiction	% Ownership
Forestar (USA) Real Estate Group Inc.	Delaware	100%
4S/RPG Land Company LP	Texas	100%
CL Texas I GP, L.L.C.	Georgia	100%
CL/RPG Land Company, LP	Texas	100%
FirstLand Investment Corporation	Texas	100%
FMF Development LLC	Delaware	100%
FOR California Development LLC	Delaware	100%
FOR Greenway Farms Utilities, LLC	Delaware	100%
FOR Nevada Development LLC	Delaware	100%
FOR Renn Quarter Utilities, LLC	Maryland	100%
FOR Texas Utilities, LLC	Delaware	100%
FOR Tuscarora Utilities, LLC	Maryland	100%
FOR Woodyard Station Utilities, LLC	Maryland	100%
Forestar Real Estate Group Inc.	Delaware	100%
Forestar Realty Inc.	Delaware	100%
FORCO Real Estate Inc.	Delaware	100%
GBF/LIC 288, Ltd.	Texas	100%
Hickory Hill Development, LP	Texas	100%
HOA Management, LLC	Delaware	100%
SWR Holdings LLC	Delaware	100%
TEMCO Associates, LLC	Georgia	100%
The Club at Ocala Preserve LLC	Delaware	100%
Timber Creek Properties LLC	Delaware	88%